Exhibit 99.1

Alio Gold Announces Restructuring of Existing Debt Facility

VANCOUVER, July 5, 2018 /CNW/ - Alio Gold Inc (TSX: ALO) (NYSE AMERICAN: ALO) ("Alio Gold" or the "Company"), is pleased to announce that it has restructured the existing debt facility, with Macquarie Bank Limited ("Macquarie"), which was scheduled to be repaid in December 2018. As of June 30, 2018 the outstanding principal of $15 million will be repaid, in twelve quarterly payments of $1.25 million in principal together with accrued interest, ending in June 2021. The first principal and interest payment will be made September 30, 2018. The facility has an interest rate of LIBOR + 8% and is secured by a general security agreement and guarantee by Alio Gold.

"We are pleased to have the restructuring of the debt facility completed," said Greg McCunn, Chief Executive Officer.  "Macquarie has demonstrated their commitment to support Alio as we advance the Florida Canyon mine to a steady state production level.  The restructuring provides us with the financial flexibility to focus on operational efficiencies to reduce costs."

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

View original content:http://www.prnewswire.com/news-releases/alio-gold-announces-restructuring-of-existing-debt-facility-300676362.html

SOURCE Alio Gold

View original content: http://www.newswire.ca/en/releases/archive/July2018/05/c8390.html

%CIK: 0001502154

For further information: Lynette Gould, Vice President, Investor Relations, 604-638-8976, lynette.gould@aliogold.com

CO: Alio Gold

CNW 07:00e 05-JUL-18